UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71742Q 106

(CUSIP Number)

c/o Jack C. Bendheim

Phibro Animal Health Corporation

Glenpointe Centre East, 3rd Fl.

300 Frank W. Burr Blvd., Ste. 21

Teaneck, NJ 07666-6712

(201) 329-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71742Q 106	Page 2

1		NAMES OF REPORTING PERSONS
BFI Co., LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
20,225,514(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
20,225,514(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,225,514(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9%(2)
14		TYPE OF REPORTING PERSON (see instructions)
HC

(1)	The Reporting Person holds 59,480 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), and 20,166,034 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) as of November 14, 2024. Class B Common Stock is convertible into Class A Common Stock at any time after issuance on a one-for-one basis, and has no expiration date. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock.

(2)	See Item 5.

CUSIP No. 71742Q 106	Page 3

1		NAMES OF REPORTING PERSONS
Jack C. Bendheim
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
20,225,514(1)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
20,225,514(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,225,514(1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9%(2)
14		TYPE OF REPORTING PERSON (see instructions)
IN

(1)	The securities are directly held by BFI Co., LLC. Mr. Bendheim exercises voting and dispositive power over BFI Co., LLC and may be deemed to have shared voting and investment power over the securities held by BFI Co., LLC. Mr. Bendheim may be deemed to be the beneficial owner of 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock as of November 14, 2024. Class B Common Stock has economic rights identical to Class A Common Stock and entitles the record holder to ten (10) votes per share of Class B Common Stock on all matters to be voted on by stockholders generally. Class A Common Stock entitles the record holder to one (1) vote per share of Class A Common Stock. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(2)	See Item 5.

Item 1. Security and Issuer

Item 1 of the Schedule 13D (defined below) is hereby supplemented as follows:

This Amendment No. 21 to Schedule 13D (this “Amendment”) relates to the Class A Common Stock of Phibro Animal Health Corporation, a Delaware corporation (the “Issuer”) beneficially owned by the Reporting Persons. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on April 29, 2014 and amended by that certain Amendment No. 1 to Schedule 13D, filed August 11, 2014, that certain Amendment No. 2 to Schedule 13D, filed March 24, 2015, that certain Amendment No. 3 to Schedule 13D, filed August 4, 2015, that certain Amendment No. 4 to Schedule 13D, filed November 2, 2015, that certain Amendment No. 5 to Schedule 13D, filed March 23, 2016, that certain Amendment No. 6 to Schedule 13D, filed May 30, 2017, that certain Amendment No. 7 to Schedule 13D, filed June 23, 2017, that certain Amendment No. 8 to Schedule 13D, filed July 14, 2017, that certain Amendment No. 9 to Schedule 13D, filed December 26, 2017, that certain Amendment No. 10 to Schedule 13D, filed June 26, 2018, that certain Amendment No. 11 to Schedule 13D, filed September 17, 2018, that certain Amendment No. 12 to Schedule 13D, filed June 26, 2019, that certain Amendment No. 13 to Schedule 13D, filed December 20, 2019, that certain Amendment No. 14 to Schedule 13D, filed June 8, 2020, that certain Amendment No. 15 to Schedule 13D, filed December 15, 2020, that certain Amendment No. 16 to Schedule 13D, filed June 25, 2021, that certain Amendment No. 17 to Schedule 13D, filed May 25, 2022, that certain Amendment No. 18 to Schedule 13D, filed December 16, 2022, that certain Amendment No. 19 to Schedule 13D, filed June 8, 2023 and that certain Amendment No. 20 to Schedule 13D, filed February 14, 2024. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2024, BFI Co., LLC (“BFI”) entered into a Rule 10b5-1 sales plan (the “Sales Plan”) with Goldman, Sachs & Co. LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of BFI up to 528,000 shares of Class A Common Stock through August 28, 2025, subject to satisfaction of certain conditions, including among others, minimum sale price and limit on the number of shares that can be sold on a single trading day. All transactions under the Sales Plan are to be made in accordance with the terms and conditions of the Sales Plan. The Sales Plan was adopted to enable BFI to sell a modest portion of its shares of Class A Common Stock (and Class B Common Stock that BFI converts to Class A Common Stock). By using a Rule 10b5-1 Sales Plan, BFI can diversify its investment portfolio over an extended period of time. The Sales Plan became effective as of November 14, 2024 and shall terminate on the earliest of (a) August 28, 2025, (b) the date on which all transactions under the Sales Plan are completed, (c) the date Broker reasonably determines that: (i) the Sales Plan does not comply with Rule 10b5-1(c) or other applicable laws, (ii) BFI has not complied with the Sales Plan, or (iii) BFI’s representations or warranties in the Sales Plan are not true and correct, or BFI can no longer make such representations and warranties, (d) the date Broker receives notice of the death, dissolution, liquidation, bankruptcy or insolvency of BFI or the Issuer, (e) the date Broker receives notice of the closing of a merger, recapitalization, acquisition, tender or exchange offer, or other business combination or reorganization resulting in the exchange or conversion of the shares of the Issuer into shares of another company, (f) the date the stock of the Issuer is no longer listed on a national securities exchange or (g) the date that the Broker receives notice in writing of termination of the Sales Plan from BFI in the form specified in the Sales Plan with the written acknowledgement of the Issuer. The first possible trade date under the Sales Plan is February 18, 2025. As of November 14, 2024, if all shares covered by the Sales Plan are sold, BFI will continue to hold 59,480 shares of Class A Common Stock and 19,638,034 shares of Class B Common Stock, which are exchangeable for 19,638,034 shares of Class A Common Stock.

Except as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of the ongoing evaluation of investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The ownership percentages set forth below are based on 20,337,574 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock outstanding as of November 1, 2024, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2024, filed on November 6, 2024.

(a)       BFI directly owns 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock as of November 14, 2024, representing 49.9% of the total number of shares of Class A Common Stock outstanding, assuming that all outstanding shares of Class B Common Stock are converted into shares of Class A Common Stock. As the Class A Manager of BFI, Jack C. Bendheim may be deemed to beneficially own the 59,480 shares of Class A Common Stock and 20,166,034 shares of Class B Common Stock owned by BFI. Mr. Bendheim disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(b)        Jack C. Bendheim has the sole authority to vote all of the common stock of the Issuer owned by BFI and, together with certain other family members, is the manager of BFI with respect to the economic rights pertaining to such common stock of the Issuer owned by BFI.

(c)        There were no transactions in securities of the Issuer beneficially owned by the Reporting Persons in the last sixty days.

(d)        Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ securities.

(e)        Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2024

/s/ Jack C. Bendheim
Jack C. Bendheim

BFI CO., LLC

By:	/s/ Jack C. Bendheim
	Name:	Jack C. Bendheim
	Title:	Class A Manager

3